Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years:

	Year Ended December 31,
	2005		2004		2003	2002	2001
					(in thousands)
Earnings:
Income (loss) before income taxes and cumulative change in accounting principle	$24,098		$20,508		$(2,933)	$(16,409)	$(16,397)
Add: Fixed charges	6,686		2,912		1,750	161	164
Less: Capitalized interest	—		—		—	—	—

Earnings	$30,784		$23,420		$(1,183)	$(16,248)	$(16,233)

Fixed Charges:
Interest expensed and capitalized	$5,234		$2,042		$1,202	$11	$46
Amortization of convertible notes offering costs	1,270		736		430	—	—
Estimated interest portion of rent expense(1)	182		134		118	150	118

Fixed charges	$6,686		$2,912		$1,750	$161	$164

Ratio of earnings to fixed charges(2)	4.6	x	8.0	x	—	—	—

(1)	The estimated interest portion of rent expense for the years 2001 through 2003 has been updated from prior filings.

(2)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $2.9 million in 2003, $16.4 million in 2002 and $16.4 million in 2001.